SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

PCCW Limited
 (Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1. Summary Report of Form 20-F for the year ended December 31, 2002.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: August 14 , 2003	By:	(Sd.) Fiona Nott
Name: Fiona Nott
Title: Company Secretary

3

ITEM 1

Summary Report of Form 20-F
for the year ended December 31, 2002

Dear ADR Holders

On June 30, 2003 PCCW Limited (the “Company”) filed its annual report on Form 20-F for the year ended December 31, 2002 (the “2002 Form 20-F”) with the Securities and Exchange Commission of the United States (“SEC”) and thereafter filed a copy of the 2002 Form 20-F with the New York Stock Exchange, Inc. on July 7, 2003.

Our consolidated financial statements included in the 2002 Form 20-F are prepared in accordance with generally accepted accounting principles in Hong Kong (“HK GAAP”), which is our primary reporting framework. HK GAAP differs in certain material respects from generally accepted accounting principles in the United States. This summary report is to provide you with those extracts of the 2002 Form 20-F that describe these differences.

A copy of the complete 2002 Form 20-F is available on the Company's website at www.pccw.com under “Investors” and “Financial Results” or on the SEC's website at www.sec.gov/index.htm under “Filing & Forms (EDGAR)”. A copy of the 2002 Form 20-F is also available for inspection at the Company's registered office in Hong Kong.

Alexander Anthony Arena
Group Chief Financial Officer
July 22, 2003

EXTRACTS FROM FORM 20-F

The following is extracted and summarized from the Company's 2002 Form 20-F and the exhibits thereto filed with the SEC.

Our primary financial statements have been prepared in accordance with HK GAAP, which differ in certain significant respects from US GAAP. Following is a summary of the Group's major balance sheet captions under HK GAAP compared to the corresponding balances under US GAAP as of December 31, 2002 and 2001.

	HK GAAP		US GAAP
As at December 31,	2002	2001	2002	2001
		(Restated) (Note(s))
	(Amounts expressed in millions of Hong Kong dollars)

Total assets	49,763	51,841	134,342	193,744
Total liabilities	(55,271)	(62,338)	(58,031)	(66,035)

Net (liabilities)/assets	(5,508)	(10,497)	76,311	127,709
Minority interests	(408)	(544)	(408)	(544)

	(5,916)	(11,041)	75,903	127,165

Representing:
Share capital	1,164	1,135	1,164	1,135
(Deficit)/reserves	(7,080)	(12,176)	74,739	126,030

Shareholders' (deficit)/equity	(5,916)	(11,041)	75,903	127,165

The following table summarizes the adjustments considered necessary to restate profit/(loss) attributable to shareholders to US GAAP giving effect to significant differences between HK GAAP and US GAAP.

		Year ended December 31,
		2002	2001	2000
	Notes	HK$	HK$	HK$
			(Restated) (Note(s))	(Restated) (Note(s))
		(in millions, except per Share and per ADS data)

(Loss)/Profit attributable to shareholders as reported under HK GAAP		(7,762)	1,343	(129,329)
US GAAP adjustments:
Provision for impairment of goodwill attributable to	(a)
- subsidiaries		178	(7)	105,054
- unconsolidated subsidiaries		-	-	12,363
- investments equity accounted for		1,809	(10,338)	609
Amortization of goodwill	(a) & (c)	85	(7,698)	(3,618)
Provision for impairment of intangible assets	(b)	(4,703)	-	-
Amortization of intangible assets	(b)	(283)	(735)	(433)

		Year ended December 31,
		2002	2001	2000
	Notes	HK$	HK$	HK$
			(Restated) (Note(s))	(Restated) (Note(s))
		(in millions, except per Share and per ADS data)
Mark-to-market of derivatives and marketable securities	(d) & (p)	1,324	(551)	1,648
Employee stock option scheme	(e)	(193)	(427)	(392)
Depreciation of investment properties	(h)	(279)	(153)	(103)
Deferral of up-front fees	(i)	(138)	(135)	(94)
Expenses relating to non-employee stock options	(j)	(67)	(100)	(401)
Release of provision for onerous contracts	(k)	(464)	(477)	-
Deferred taxes arising from other GAAP differences	(l)	716	408	(48)
Retirement scheme costs	(m)	(369)	25	57
Loss on disposal of interest in RWC	(q)	1,771	-	-
Others	(r)	(93)	(131)	116

Loss for the year before cumulative effect of a change in accounting principle		(8,468)	(18,976)	(14,571)
Cumulative effect of a change in accounting principle, net of tax	(a)(ii)	(43,589)	-	-

Net loss		(52,057)	(18,976)	(14,571)

Loss per Share under US GAAP
- Basic
Loss for the year before cumulative effect of a change in accounting principle		(182.22) cents	(411.88) cents	(469.09) cents
Net loss		(1,120.19) cents	(411.88) cents	(469.09) cents

- Diluted
Loss for the year before cumulative effect of a change in accounting principle		(182.22) cents	(411.88) cents	(469.09) cents
Net loss		(1,120.19) cents	(411.88) cents	(469.09) cents

Loss per ADS under US GAAP *
- Basic
Loss for the year before cumulative effect of a change in accounting principle		(1,822.19) cents	(4,118.77) cents	(4,690.87) cents
Net loss		(11,201.92) cents	(4,118.77) cents	(4,690.87) cents

- Diluted
Loss for the year before cumulative effect of a change in accounting principle		(1,822.19) cents	(4,118.77) cents	(4,690.87) cents
Net loss		(11,201.92) cents	(4,118.77) cents	(4,690.87) cents

* One ADS is equivalent to 10 Shares.

The following table summarizes the effect on shareholders' (deficit)/equity of the differences between HK GAAP and US GAAP.

		December 31,
	Notes	2002	2001
		HK$ million	HK$ million
		(Restated) (Note(s))	(Restated) (Note(s))

Shareholders' deficit as reported under HK GAAP		(5,916)	(11,041)

US GAAP adjustments:
Goodwill - cost	(a) & (c)	141,412	154,553
Goodwill - amortization and provision for impairment loss	(a)	(64,817)	(26,290)
Intangible assets - cost	(b)	10,694	11,668
Intangible assets - amortization and provision for impairment loss	(b)	(5,721)	(958)
Accumulated depreciation on investment properties	(h)	(585)	(306)
Investments in derivatives and investment securities	(d) & (p)	1,337	51
Property revaluation reserve	(h)	-	(41)
Retirement scheme costs	(m)	401	89
Deferral of up-front fees	(i)	(367)	(229)
Deferred taxes arising from other GAAP differences	(l)	(598)	(1,338)
Stock options granted to non-employees	(j)	(178)	(111)
Expenses relating to onerous contracts	(k)	(75)	929
Others	(r)	316	189

		81,819	138,206

Shareholders' equity under US GAAP		75,903	127,165

(a) Accounting for goodwill

(i)

Prior to January 1, 2001, under HK GAAP, goodwill arising on the acquisitions of subsidiaries, businesses, associated companies or jointly controlled companies was charged directly to reserves on consolidation.

With effect from January 1, 2001, upon the adoption of Hong Kong Statement of Standard Accounting Practice (HK SSAP) 30, “Business Combination”, any goodwill arising from transactions completed from January 1, 2001 onwards is capitalized and amortized on a straight-line basis over its estimated useful life. The amortization charge for each period is recognized as an expense. Generally, goodwill is tested for impairment whenever there are indications that impairment may exist. Goodwill previously eliminated against reserves may not be restated as an asset upon the adoption of HK SSAP 30. However, goodwill that is taken initially to reserves which is not restated as an asset on adoption of HK SSAP 30 is required to be tested for impairment annually. Goodwill, which is capitalised and amortized over a period exceeding 20 years, is also required to be tested for impairment annually. An impairment loss is recognized in the income statement whenever the carrying amount of a cash generating unit to which goodwill belongs exceeds its recoverable amount, which is defined as the higher of net selling price and value-in-use, estimated at each balance sheet date.

On adoption of HK SSAP 30 on January 1, 2001, the Group retrospectively restated its previously reported loss for the year ended December 31, 2000 by a total of HK$122,390 million for the impairment of goodwill arising from the acquisitions of subsidiaries, unconsolidated subsidiaries and equity accounted for investments. The goodwill impairment together with a subsequent prior year adjustment made in 2002 restated the loss attributable to shareholders for the year ended December 31, 2000 from HK$6,907 million to HK$129,329 million.

Under US GAAP, prior to January 1, 2002, goodwill arising on acquisitions was accounted for as an asset and amortized over the estimated period of benefit ranging from 10 to 20 years. In addition, assessments for impairment of goodwill involved a two-step process with the first step being a comparison of the carrying value of the asset group which includes the goodwill to the total expected undiscounted future cash flows to determine if there is an indication of impairment. Where the carrying value exceeds the expected undiscounted future cash flows, an impairment loss is measured using fair value of the asset group and is charged to the income statement as an expense. As a result of the different impairment measurement basis under HK GAAP and US GAAP, the prior year adjustments on goodwill impairment recorded under HK GAAP, as discussed in the preceding paragraph, were reversed under US GAAP.

(ii)

For US GAAP purposes, the Group adopted SFAS No. 142 “Goodwill and other intangible assets” on January 1, 2002, goodwill on consolidation of subsidiaries, associates and jointly controlled companies are no longer to be amortized. However, the Group is required to perform goodwill impairment tests in accordance with the provision of SFAS No. 142.

SFAS No. 142 requires that goodwill be tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired, using the prescribed two-step process. The first step screens for potential impairment of goodwill if the fair value of the reporting unit is less than its carrying value, while the second step measures the amount of goodwill impairment, if any, by comparing the implied fair value of goodwill to its carrying value. In preparation for the adoption of SFAS No. 142, the Group had completed the transitional impairment test of goodwill as of January 1, 2002 by comparing the fair value of its reporting units to their carrying values. The fair value of TSS1 reporting unit, as determined by a combination of the discounted cashflow method and the guideline company method of the market approach, was less than its carrying value. The allocation of fair values to identifiable tangible and intangible assets resulted in an implied fair value of the goodwill associated with the reporting unit of HK$75,000 million. As a result, a goodwill impairment loss of HK$40,190 million was recorded as at January 1, 2002. For other reporting units, the Group determined that there was no indication of impairment at that time. In addition, the Group has recorded an additional HK$3,399 million of transitional goodwill impairment loss, representing its share of transitional goodwill impairment loss in connection with the Group's investment in RWC as at January 1, 2002. Please refer to note (q) for discussion on implementation of SFAS No. 142 by RWC. Accordingly, the total impairment losses of HK$43,589 million have been recorded as a cumulative effect of change in accounting principle in the consolidated income statement as of January 1, 2002.

(iii)	The Group performed the annual goodwill impairment tests for all the reporting units as of October 31, 2002. Based on those tests, the fair value of the PCC reporting unit included in “Others” as determined by the discounted cashflow method was less than its carrying value and the Group recorded additional goodwill impairment charges of HK$131 million for the year that is included in “Provision for impairment losses” in the consolidated income statement. For other reporting units, the Group determined that there was no indication of impairment based on the annual tests performed.

(b)	Accounting for identifiable intangible assets

Under HK GAAP, identifiable intangible assets have been limited to those assets that can be identified and controlled, and for which the existence of future economic benefits can be determined. In the event the criteria cannot be met, identifiable intangibles acquired in a business combination are required to be classified as a component of goodwill. Identifiable intangible assets are amortized over their expected future economic lives.

Under US GAAP, identifiable intangible assets are required to be determined separately from goodwill based on fair value. SFAS No. 141, “Business Combinations”, which became effective and was adopted by the Group on January 1, 2002, adds new and specific criteria that must be applied to determine whether an intangible asset should be recognized apart from goodwill. In particular, an intangible asset which is acquired in a business combination should be recognized as an asset apart from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. As of the date that SFAS No. 142 was initially applied in its entirety, intangible assets that have been recognized separately from goodwill prior to the adoption of SFAS No. 142 should be reclassified as goodwill if the intangible assets do not meet one of the criteria for recognition apart from goodwill as stated in SFAS No. 141 or have been specifically excluded under SFAS No. 141. SFAS No. 141 specifically excludes assembled workforce acquired in a business combination from recognition apart from goodwill. In addition, as of the date SFAS No. 142 was initially applied in its entirety, the carrying amounts of any previously acquired intangible assets that meet the criteria for recognition apart from goodwill but have been included in the amount reported as goodwill should be reclassified and accounted for as intangible assets apart from goodwill only if (i) the asset meets the recognition criteria mentioned above; (ii) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded; and (iii) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset.

As of January 1, 2002, the adoption of SFAS No. 141 and SFAS No. 142 has resulted in reclassification of intangible assets with a net book value of HK$751 million to goodwill. The related deferred tax impact of HK$121 million has also been reclassified to goodwill resulting in a net addition to goodwill of HK$630 million.

Prior to January 1, 2002, intangible assets were amortized on a straight-line basis over their estimated useful lives. With the adoption of SFAS No. 142 on January 1, 2002, intangible assets with indefinite useful lives are no longer amortized, while intangible assets with finite useful lives will continue to be amortized over their useful lives which are no longer limited to 40 years.

Under HK GAAP, intangible assets are required to be tested for impairment when there are indications that impairment may exist. Impairment loss on intangible assets is recognized based on the excess, if any, of the carrying value of the intangible assets over the recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use.

Under US GAAP, SFAS No. 144 which became effective January 1, 2002, intangible assets with finite useful lives are required to be tested for impairment if events or changes in circumstances indicate that the asset might be impaired, using the prescribed two-step process. The first step is a recoverability test which screens for potential impairment of an asset based on whether the undiscounted sum of estimated future cash flows from an asset is less than its carrying value. The second step measures the amount of impairment, if any, by comparing the fair value of the asset to its carrying value.

During the year, the local telephony services subscriber list, that is not recognized as an intangible asset under HK GAAP, was tested for impairment in view of the estimated increase in churn rate of existing direct exchange lines resulting from full liberalization of the fixed line telecommunication market since the beginning of 2003, competition from other fixed line operators, and substitution by broadband access lines and wireless telecommunications services. Based on the impairment test performed, the fair value of local telephony services subscriber list as determined by the excess-earning method was less than its carrying value. Hence, the Group recorded an impairment loss of HK$4,703 million which has been included in “Provision for impairment of intangible assets” in the consolidated income statement.

(c)	Measurement date for the market price of acquirer's securities

Under HK GAAP, the value of the acquirer's marketable equity securities issued to effect a purchase business combination is determined on the effective date of the acquisition which is the earlier of the date on which consideration passes or the date on which an offer becomes or is declared unconditional.

Under US GAAP, the value of the acquirer's marketable equity securities issued to effect a purchase business combination should be determined based on the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of final application of the formula pursuant to the acquisition agreement, on which subsequent applications of the formula do not result in a change in the number of shares or the amount of other consideration without regard to the need to obtain shareholder and regulatory approvals.

The measurement date for the acquisition of HKT has been determined for US GAAP to be May 25, 2000, the date of announcement of the recommendation of a Scheme of Arrangement by the HKT board and independent directors to its shareholders. The use of this measurement date has resulted in a decrease in goodwill for US GAAP purposes of HK$9,789 million as of the acquisition date.

(d)	Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost less any provision for impairment. Provisions, if any, are reversed to the income statement when the circumstances and events that led to the provision cease to exist. Other investments are carried at fair value in the balance sheet and any unrealized holding gain or loss is recognized in the income statement.

Under US GAAP, investments in marketable equity securities are classified as either available-for-sale or trading securities. Trading securities are bought and held principally for the purpose of selling them in the near term and, thus, held for only a short period of time. Trading securities are carried at fair value and any unrealized gains or losses are included in net profit or loss for the period. Available-for-sale securities are investments not classified as trading securities. Available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of comprehensive income.

If a decline in fair value of available-for-sale securities is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings as a realized loss. The new cost basis is not changed for subsequent recoveries in fair value. Subsequent increases in the fair value (and subsequent decreases in fair value, if not other-than-temporary) of available-for-sale securities are included as a component of comprehensive income.

(e)	Share option scheme

The Group follows the current practice in Hong Kong that no accounting entry is made on grant of share options to employees. Under US GAAP, compensation expense for share options is recognized at the date of grant and amortized over the vesting period. The Group accounts for the share option scheme under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the Shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned.

During 2001 and 2002, the Group cancelled and reissued certain staff options that had the effect of re-pricing the previously outstanding options. Under US GAAP, variable option accounting is applied for these options and the difference between the intrinsic value of the new share options granted and the intrinsic value of the old share options is calculated and amortized to income, requiring remeasurement at each reporting date.

(f)	Share award schemes

The Company has established share award schemes in 2002 under which selected employees are awarded Shares at no cost to employees. Directors of the Company are not eligible to participate in either scheme. The Shares are either newly issued at par value or are purchased on the open market. Compensation expense for Shares either purchased from the market or newly issued under the share award schemes is recognized at the date of grant and amortized over the respective vesting period. Under HK

GAAP, the amount of compensation expense is measured by the issue price of the Shares for newly issued Shares which is the par value of the Shares or the purchase price for shares purchased from the market. Under US GAAP, the amount of compensation expense is measured by the quoted market price of the Shares at the measurement date less the amount, if any, that the employee is required to pay. The measurement date is not changed from the grant or award date to a later date solely by provisions that termination of employment reduces the number of Shares that may be issued to an employee.

(g)	Shares granted by principal shareholder

Under HK GAAP, Shares granted by the principal shareholder to employees of the Group are not recognized in the financial statements.

Under US GAAP, Shares granted by the principal shareholder to employees of the Group are accounted for as shareholder’s contribution for the purpose of enhancing or maintaining the value of the shareholder’s investment. The contribution is measured by the quoted market price of the Shares at the date of grant and is charged to the income statement as a compensation expense when the Shares become vested.

(h)	Investment properties

Under HK GAAP, investment properties are stated on the basis of appraised values and depreciation is not provided. Under US GAAP, investment properties not held for resale are stated at historical cost less accumulated depreciation.

(i)	Revenue recognition

Under HK GAAP, revenues are recognized when services are provided, including up-front fees received for installation of equipment and activation of customer service, among others.

In December 1999, the SEC issued Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements”. SAB No. 101, applicable to financial statements prepared in accordance with US GAAP, requires, in certain cases, non-refundable up-front fees for services to be deferred and recognized over the longer of the contractual period or the expected customer relationship. Under US GAAP, the Group amortizes these up-front fees over periods of 20 years.

(j)	Share options

Under HK GAAP, share options issued for the provision of goods and services are not recognized in the Group’s financial statements.

Under US GAAP, the fair value of the share options granted is recorded to reflect these transactions on a similar basis as if such goods or services had been paid for in cash.

(k)	Onerous contract

Under HK GAAP, if an enterprise has a contract that is onerous, the present obligation under the contract should be recognized and measured as a provision. An onerous contract is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Under US GAAP, no provision is required for obligations under onerous contracts.

(l)	Deferred income taxes

Under HK GAAP, deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

For US GAAP purposes, deferred tax assets and liabilities are recognized for the expected future tax consequences of all taxable temporary differences and loss or tax credit carryforwards using enacted tax rates expected to be in effect when these differences are realized. Valuation allowances are recorded for deferred tax assets for which it is more likely than not that such assets will not be realized.

In general, deferred income taxes under HK GAAP and US GAAP are similar. However, as a result of the corresponding deferred tax effect for the GAAP differences mentioned elsewhere in this section such as intangible assets, there are differences in the deferred income tax recognized under HK GAAP and US GAAP.

(m)	Retirement scheme costs

Prior to January 1, 2002, the Group’s contributions to the defined benefit retirement schemes were made in accordance with the advice of qualified independent actuaries and were recognized as costs of retirement benefits to the income statement in the relevant accounting period. Whenever there was a significant funding deficit, special contributions were made to the retirement schemes as recommended by the actuaries and were deferred and amortized to the income statement on a systematic basis over the employees’ average expected remaining service lives. With the adoption of HK SSAP 34 “Employee benefits” from January 1, 2002, costs of retirement benefits are assessed using the projected unit credit method and the cost of providing retirement benefits is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the schemes on an annual basis. The Group has chosen to recognize the entire transitional liability which represents the excess of the defined benefit obligation over fair value of the scheme assets as at January 1, 2002 of HK$521 million, against the opening balance of the accumulated deficit as at January 1, 2002 and carry such liability in the consolidated balance sheet as non-current liabilities.

Whenever a settlement or curtailment occurs, a gain or loss from settlement or curtailment, which comprises the resulting change in the present value of the defined benefit obligation and the fair value of scheme assets and any related unrecognized actuarial gains or losses, is recognized in the income statement. When a settlement or curtailment relates to only some of employees covered by the retirement scheme, the gain or loss includes a proportionate share of the unrecognized actuarial gain or loss based on the basis of the defined benefit obligation before and after the settlement or curtailment. Prior to the adoption of HK SSAP 34, gain or loss from settlement and curtailment of defined benefit obligations were not recognized in the financial statements under HK GAAP.

US GAAP requires that retirement scheme costs be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” which recognizes in each accounting period the cost of providing retirement benefits earned by employees in that period.

SFAS No. 87 requires the assignment of the purchase price to individual assets acquired and liabilities assumed in a business combination. This assignment shall include a liability for the projected benefit obligation in excess of scheme assets or an asset for scheme assets in excess of the projected benefit obligation thereby eliminating any previously existing unrecognized net gain or loss, unrecognized prior service costs, or unrecognized net obligation or net asset existing at the date of acquisition. The application of SFAS No. 87 to the Company’s acquisition of HKT resulted in the recognition of a scheme asset representing the amount by which the fair value of scheme assets exceeded the projected benefit obligation as at the acquisition date in 2000.

SFAS No. 88 addresses an employer’s accounting for a settlement or a curtailment of its benefit pension scheme. The statement requires the employer to recognize a gain or loss in the income statement, the unrecognized net gain or loss plus any remaining unrecognized net assets or liabilities when a scheme obligation is settled. When a curtailment occurs, the unrecognized prior service cost associated with years of service no longer expected to be rendered shall be recognized as a loss.

On adoption of HK SSAP 34, “Employee Benefits” on January 1, 2002 for HK GAAP purposes, the accounting for retirement scheme costs became substantially the same under both HK GAAP and US GAAP. However, GAAP reconciling adjustments still arise due to the difference in adoption dates of the applicable accounting standards under HK GAAP and US GAAP.

In conjunction with the acquisition of HKT, the Company assumed sponsorship of HKT’s defined benefit schemes.

(n)	Accounting for subsidiaries under temporary control

Under HK GAAP, the Group’s control over its interests in HKT Group’s IP Backbone business and Hong Kong wireless communications business was intended to be temporary, and accordingly, the Group did not consolidate the subsidiaries that operated these businesses from the date of acquisition of the HKT Group to February 1, 2001, the date of completion of the Telstra Alliance. Under US GAAP, the application of accounting principles with regard to temporary control is restricted to those circumstances that lie outside of the Group’s control, except in specific situations wherein the disposal of an entire subsidiary is contemplated at the time of acquisition in a business combination. Accordingly, the Group is precluded from excluding these businesses from its consolidation until the completion of the Telstra Alliance in February 2001.

As a result of this difference, the Group’s consolidated assets and liabilities as of December 31, 2000 and revenues for the year ended December 31, 2000 reported under US GAAP are significantly higher than the corresponding amounts reported under HK GAAP.

Upon completion of the Telstra Alliance on February 1, 2001, the Group reflected its IP Backbone alliance as the formation of a joint venture together with a disposal of its 60% interest in the Hong Kong wireless communications business. Subsequently, the Group has presented its respective interests in these businesses under US GAAP using the equity method of accounting. Accordingly, a fundamental change has occurred from February 2001 in the presentation of the Group’s financial results in accordance with US GAAP, including (i) the de-consolidation of individual categories of assets and liabilities to reflect such amounts as part of the investment in each business under the one-line equity method, and (ii) the exclusion of separate categories of revenues and expenses for these businesses, reflecting such amounts as equity in earnings of associates based on the Group’s economic interest in each business.

(o)	Impairment of long-lived assets

Under HK GAAP, if an indication of impairment exists, the asset’s recoverable amount is estimated and an impairment loss is recognized in the income statement whenever the carrying value of an asset exceeds its recoverable amount. The recoverable amount of an asset is the greater of its net selling price and value in use. An impairment of long-lived assets is charged to the income statement as an expense unless it reverses a previous revaluation increase, in which case, it is charged directly against any related revaluation reserve to the extent the reduction does not exceed the amount held in the revaluation reserve in respect of the same item. Any excess will be charged to the income statement.

Under US GAAP, if the carrying value of a long-lived asset is less than its undiscounted sum of estimated future cash flows, the long-lived asset should be adjusted downward to the lower of carrying value and fair value less cost to sell, establishing a new cost basis. The new cost basis is not changed for subsequent recoveries in fair value.

During the year, the Group made provision for impairment losses on fixed assets and intangible assets of HK$232 million and HK$4,703 million respectively, which was included in “Provision for impairment losses” in the consolidated income statement. Provision for impairment loss on fixed assets included provisions for the remaining portion of the goodwill relating to the Internet Services business and for Powerb@se, the Group’s Internet Data Centers infrastructure in Hong Kong. For the provision for intangible assets, please refer to note (b) above.

(p)	Derivative instruments

Under HK GAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Company adopts the following accounting policies under HK GAAP:

	•	Derivative financial instruments are not recognized in financial statements;

	•	Premium received or paid on written or purchased equity options are amortized over the terms of the options;

	•	Premiums received or paid on early termination of the financial instrument and derivatives and any unamortized balance of premiums received or paid on terminated financial instruments or derivatives are recognised in the income statement in the year of termination;

	•	Interest income or expenses arising from the interest rate swap contract are netted off against the related interest or expense applicable to the on-balance sheet items.

Under US GAAP, the Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives be recognized on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as hedging relationship. The gain or loss on a derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk shall be recognized currently in income statement. The gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument shall be reported as a component of other comprehensive income and reclassified into income statement in the same period during which the hedged forecasted transaction affects. During the year ended December 31, 2002, the Company’s derivative instruments are either not designated as hedging relationship or do not qualify for hedge accounting under SFAS 133. Therefore, changes in fair value of the derivative instruments, which was HK$1,350 million, have been recognized in income statement for the year ended December 31, 2002.

In 1999, the Group issued an option, to the minority shareholder of a subsidiary to enable the minority shareholder to exchange its shares in the subsidiary for a fixed number of shares to be issued by the Company. For US GAAP purposes, the transaction has been reflected as if the acquisition of the minority interest in a subsidiary operating in the Internet services business in the “Others” segment had occurred at the date of grant. This instrument has been recorded based on the fair value at the date of grant and purchase accounting has been applied to allocate value to the net assets acquired.

During 2002, the Group entered into certain equity swap contracts in relation to certain of the Group’s investments in equity securities, which have been classified as trading securities in the financial statements. Each of these equity swap contracts composed of a debt instrument (the host contract) and embedded derivatives that are indexed to the prices of the equity investments. There are no specific accounting standards governing such kind of equity swap contracts under HK GAAP. The transactions were considered a combination of a forward sale of the trading securities and a call option held by the counterparty. A deemed gain of HK$10 million from the forward sale was recognized in the income statement. The premium received from writing the call option was amortized over the term of the contracts. Under US GAAP, the debt instrument is carried at cost less discount while the compound embedded derivatives are bifurcated from the host contract and are separately accounted for in the financial statements at their fair market value at each balance sheet date. As at December 31, 2002, the aggregate carrying amount of the debt instrument and the compound derivatives were HK$194 million and HK$39 million respectively.

(q)	Loss on disposal of interest in RWC

The Company disposed of its remaining 40% interest in RWC on June 28, 2002. Under HK GAAP, the disposal was recognized at the date of sale.

For US GAAP purposes, on first adoption of SFAS 142 on January 1, 2002, the goodwill recorded in RWC was tested and was found to be impaired. The Group’s share of the impairment loss was HK$3,399 million and has been included in “Cumulative effect of change in accounting principle, net of tax” in the income statement with a corresponding reduction in the carrying value of the Group’s investment in RWC. As a result of the reduction in carrying value, no loss on disposal was incurred under US GAAP when the Group’s 40% interest in RWC was sold in June 2002.

(r)	Others

Included in others are certain guarantees received from a shareholder and other insignificant GAAP differences.

(s)	Adjustments retrospectively applied upon adoption of new accounting standards in Hong Kong

	i.	Adoption of HK SSAP 34 “Employee benefits”

HK SSAP 34 prescribes the accounting and disclosure for all forms of consideration given by an enterprise in exchange for services rendered by employees. The underlying principle is that the cost of providing employee benefits should be recognized in the period in which the benefits are earned by the employees, rather than when they are paid or payable.

The Group has been providing defined benefit retirement schemes to certain of its employees. Prior to the adoption of HK SSAP 34, contributions to the defined benefit retirement schemes were made in accordance with the advice of qualified independent actuaries and were recognized as costs of retirement benefits to the income statement in the relevant accounting period. Special contributions were made to the retirement schemes as recommended by the actuaries and were deferred and amortized to the income statement on a systematic basis over the employees’ average expected service lives.

With effect from January 1, 2002, in order to comply with HK SSAP 34, the Group adopted a new policy for defined benefit retirement schemes. As a result of the adoption of this accounting policy, the Group has chosen to recognize the entire transitional liability immediately under the transitional provision of HK SSAP 34. As at January 1, 2002, the transitional liability of the Group’s defined benefit retirement schemes, which represented the excess of the defined benefit obligation over the fair value of the scheme assets, was HK$521 million. The amount was recognized against the opening balance of the deficit as at January 1, 2002 and the defined benefit liability has been carried in the consolidated balance sheet as non-current liabilities. In addition, the Group wrote off the unamortized balance of special contribution of HK$298 million that was made to the defined benefit retirement schemes in 1998. A resultant adjustment of HK$723 million after netting of deferred tax impact of HK$96 million was made to the opening balance of the deficit of the Group as at January 1, 2002. Comparative financial statements have not been restated.

ii.	Adoption of HK SSAP 12 “Income taxes”

The Hong Kong Society of Accountants issued HK SSAP 12 “Income taxes” (“HK SSAP 12 (revised)”) in August 2002, which supersedes the previous HK SSAP 12 “Accounting for deferred taxes”. The new standard will be effective for accounting periods beginning on, or after January 1, 2003. The Group has elected to adopt the HK SSAP 12 (revised) in the consolidated financial statements as of and for the year ended December 31, 2002.

HK SSAP 12 (revised) requires deferred tax assets and liabilities to be provided in full using the liability method, on temporary differences arising between the tax base of an asset or a liability and its carrying amount in the financial statements at any point in time. Deferred tax assets or liabilities arising from temporary differences need to be measured at the tax rate enacted or substantially enacted by the balance sheet date. The principal temporary differences arise from depreciation of fixed assets, revaluation surplus of certain non-current assets, provision for pensions, tax losses carried forward, and, in relation to acquisitions, the difference between the fair values of the net assets acquired and their tax base.

Deferred tax liabilities are provided in full on all taxable temporary differences while deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Movements of deferred tax assets and liabilities between balance sheet dates need to be reported either in the income statement or as an item of recognized gain or loss in reserve movements.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

The adoption of HK SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that comparatives presented have been restated to conform to the changed policy. As a result of the new accounting policy, the Group’s loss for the year ended December 31, 2002 and the amount charged to deficit has been decreased by HK$140 million (2001: the Group’s profit decreased by HK$549 million, 2000: the Group’s loss increased by HK$32 million) and the net liabilities as at year end have been increased by HK$3,009 million (2001: HK$3,400 million). The new accounting policy has been adopted retrospectively, with the opening balances of deficit and the comparative information adjusted for the amounts relating to prior periods. The opening deficit of the Group at January 1, 2001 and 2002 have been increased by HK$3,078 million and HK$3,358 million respectively representing the unprovided net deferred tax liabilities as at those dates. This change has resulted in an increase in deferred tax liabilities at December 31, 2001 by HK$2,720 million.

DEFINITIONS

In this summary report, unless the context otherwise requires, the following expressions have the following meanings:

“ADS”	American depositary shares, each representing 10 Shares, being rights and interests in the Shares deposited with Citibank, N.A. as depositary pursuant to the securities law and regulations of the US

“Company” or “PCCW”

PCCW Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange and has securities in the form of Amercian Depositary Receipts listed on the New York Stock Exchange, Inc.

“Group”	the Company and its subsidiaries

“HK GAAP”	generally accepted accounting principles in Hong Kong

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKT”	PCCW-HKT Limited, a company incorporated in Hong Kong with limited liability

“HKT Group”	HKT and its subsidiaries prior to the Scheme of Arrangement

“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic ofChina

“IP Backbone Business”

the international wholesale business and assets (including submarine cables, satellite assets, points of presence and other Internet protocol backbone infrastructure assets) previously held by the HKT Group but which now comprises part of the Telstra Alliance

“PCC”	Pacific Convergence Corporation, Ltd., which provides interactive data and broadcast services

“RWC”

Regional Wireless Company, or Joint Venture (Bermuda) No. 2 Limited, which indirectly owns 100% of Hong Kong mobile operator Hong Kong CSL Limited. After Telstra’s purchase of 60% of RWC in February 2001, the Group owned the remaining 40% until this interest was sold to Telstra on June 28, 2002.

“Scheme of Arrangement”	The scheme of arrangement between HKT and its then shareholders under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) which became effective on August 17, 2000

“SEC”	the Securities and Exchange Commission of the United States

“Shareholder(s)”	holder(s) of Shares

“Share(s)”	share(s) of HK$0.25 each in the capital of the Company after the 1-for-5 share consolidation effective January 8, 2003

“Share Award Schemes”	The two employee share incentive award schemes of the Company established on June 10, 2002 and November 15, 2002 respectively

“Share Option Scheme”	the employee share option scheme of the Company adopted on September 20, 1994 (as amended and restated on May 23, 2002 and incorporating changes made on March 20, 2003)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Telstra”	Telstra Corporation Limited, a company incorporated in Australia with limited liability, the shares of which are listed on the Australian Stock Exchange Limited

“Telstra Alliance”	the strategic alliance between certain members of the Group and Telstra which completed with effect as of February 2001

“TSS1”

the Group’s Telecommunications Services reporting unit, comprising its Hong Kong fixed-line telecommunications services, which include Internet access and multimedia content, and exclude Corporate Access and Beyond the Network.

“US” or “United States”	the United States of America, its territories and possessions, any State of the United States and the District of Columbia

“US GAAP”	generally accepted accounting principles in the United States

“US$” or “$”	United States dollars, the lawful currency of the United States

In this summary report, unless stated otherwise herein, certain amounts quoted in US dollars have been translated into Hong Kong dollars at the reference rate of US$1.00 to HK$7.80 for information purposes only. Such translation should not be construed on a representation that the relevant amounts have been, could have been or could be, converted at that or any other rate or at all.

INFORMATION ABOUT SUMMARY REPORT

The content of this Summary Report is extracted from the Company’s announcement dated June 30, 2003 released and published in Hong Kong newspapers on July 2, 2003 in relation to the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission of the United States.

CHINESE TRANSLATION

A Chinese translation of this Summary Report is available on the Company’s website at www.pccw.com under “Investors” and “Financial Results” or from the Company’s registered office at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong on request.